# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSD Investment Corp., CIK 0001849894
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 550 Madison Avenue, 20th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001761499

## Reporting persons
- Susan Lieberman Dell Separate Property Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 7,964,498.47; sole dispositive power 0; shared dispositive power 7,964,498.47; aggregate amount beneficially owned 7,964,498.47 (5.7% of the class)
- Susan Lieberman Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,964,498.47; sole dispositive power 0; shared dispositive power 7,964,498.47; aggregate amount beneficially owned 7,964,498.47 (5.7% of the class)
- Hexagon Trust Company: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 7,964,498.47; sole dispositive power 0; shared dispositive power 7,964,498.47; aggregate amount beneficially owned 7,964,498.47 (5.7% of the class)
- Marc R. Lisker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,964,498.47; sole dispositive power 0; shared dispositive power 7,964,498.47; aggregate amount beneficially owned 7,964,498.47 (5.7% of the class)

## Item 1. Issuer
Name of issuer: MSD Investment Corp.
Address of issuer's principal executive offices: The issuer's principal executive office is located at 550 Madison Avenue, 20th Floor, New York, New York, 10022.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 3 to Schedule 13G ("Amendment No. 3") is being jointly filed by and on behalf of each of Susan Lieberman Dell Separate Property Trust (the "Trust"), Susan Lieberman Dell, Hexagon Trust Company (the "Trustee") and Marc R. Lisker (collectively, the "Reporting Persons").

The Trust is the direct owner of the securities covered in this Amendment No. 3. Mrs. Dell is the beneficiary of, and may be deemed to beneficially own securities beneficially owned by, the Trust. The Trustee is the trustee of, and may be deemed to beneficially own securities beneficially owned by, the Trust. Mr. Lisker is the President of, and may be deemed to beneficially own the securities beneficially owned by, the Trustee. Each of the Trustee and Mr. Lisker disclaims any pecuniary interest in the assets of, or any securities beneficially owned by, the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 15, 2026, a copy of which is filed with this Amendment No. 3 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Trust and the Trustee is 60 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801.

The address of the principal business office of each of Mrs. Dell and Mr. Lisker is 550 Madison Avenue, 20th Floor, New York, New York, 10022.
Citizenship: The Trust is organized under the laws of the State of Texas. The Trustee is incorporated under the laws of the State of New Hampshire. Each of Mrs. Dell and Mr. Lisker is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Trust - 7,964,498.47
Susan Lieberman Dell - 7,964,498.47
Trustee - 7,964,498.47
Marc R. Lisker - 7,964,498.47
Percent of class:
The percentages provided herein are calculated based on 138,831,332 shares of the issuer's common stock outstanding as of May 13, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

Trust - 5.7%
Susan Lieberman Dell - 5.7%
Trustee - 5.7%
Marc R. Lisker - 5.7%
Sole power to vote or to direct the vote:
Trust - 0
Susan Lieberman Dell - 0
Trustee - 0
Marc R. Lisker - 0
Shared power to vote or to direct the vote:
Trust - 7,964,498.47
Susan Lieberman Dell - 7,964,498.47
Trustee - 7,964,498.47
Marc R. Lisker - 7,964,498.47
Sole power to dispose or to direct the disposition:
Trust - 0
Susan Lieberman Dell - 0
Trustee - 0
Marc R. Lisker - 0
Shared power to dispose or to direct the disposition:
Trust - 7,964,498.47
Susan Lieberman Dell - 7,964,498.47
Trustee - 7,964,498.47
Marc R. Lisker - 7,964,498.47

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Description of Exhibit
24.1 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 3 filed December 26, 2018 by Susan Lieberman Dell Separate Property Trust and Susan Lieberman Dell)
99.1 Joint Filing Agreement dated May 15, 2026

## Signatures
- Susan Lieberman Dell Separate Property Trust: /s/ Marc R. Lisker, Marc R. Lisker/President of Hexagon Trust Company, its Trustee (05/15/2026)
- Susan Lieberman Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (05/15/2026)
- Hexagon Trust Company: /s/ Marc R. Lisker, Marc R. Lisker/President (05/15/2026)
- Marc R. Lisker: /s/ Marc R. Lisker, Marc R. Lisker (05/15/2026)